EXHIBIT 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
$ in Millions

	Three Months Ended March 31,
	2005	2004	2004	2003	2002	2001	2000
Income Before Income Taxes, Extraordinary Items and Cumulative Effect of Accounting Changes*	$1,375	$2,357	$6,623	$7,751	$8,685	$9,984	$11,923
Add: Interest Expense	353	232	1,023	1,242	1,382	1,599	1,592
Dividends on Preferred Securities	8	6	24	22	24	57	118
1/3 Rental Expense	40	37	160	140	195	266	252

Adjusted Earnings	$1,776	$2,632	$7,830	$9,155	$10,286	$11,906	$13,885

Total Interest Charges	$360	$241	$1,054	$1,279	$1,440	$1,718	$1,693
Dividends on Preferred Securities	8	6	24	22	24	57	118
1/3 Rental Expense	40	37	160	140	195	266	252

Adjusted Fixed Charges	$408	$284	$1,236	$1,441	$1,659	$2,041	$2,063

Ratio of Earnings to Fixed Charges	4.35	9.27	6.32	6.35	6.20	5.83	6.73

*	All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.